

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Necip Sayiner
Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, TX 78701

> **Re:** **Silicon Laboratories Inc.**
> **Form 10-K for the Year Ended January 2, 2010**
> **Filed February 10, 2010**
> **File No. 000-29823**

Dear Mr. Sayiner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amanda Ravitz
Assistant Director

cc: Nester Ho, Esq. – General Counsel